Exhibit 99.1

Zhangmen Education Inc. Announces Plan to Implement ADS Ratio Change

SHANGHAI, China, December 13, 2021 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, today announces that it plans to change the ratio of its American depositary shares ("ADSs") to Class A ordinary shares from one (1) ADS representing nine (9) Class A ordinary shares to one (1) ADS representing seventy-two (72) Class A ordinary shares.

For Zhangmen's ADS holders, this ratio change will have the same effect as a one-for-eight reverse ADS split. There will be no change to Zhangmen’s Class A ordinary shares. No action is required by holders of uncertificated ADSs to effect the ratio change, as the change will be effected on the books of the ADS depositary. Any fractional ADSs will be sold and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

The effect of the ratio change on the ADS trading price on the NYSE Capital Market is expected to take place at the open of business on December 23, 2021 (U.S. Eastern Time). As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than eight times the ADS price before the change.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China. The Company's core course offerings encompass one-on-one and small-class after-school tutoring services covering a wide range of academic subjects, with an established portfolio of well-recognized online education brands including Zhangmen One-on-One, Zhangmen Small Class, Zhangmen Kids and Xiaoli. Leveraging its high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, the Company provides a personalized and results-driven learning experience to students across different regions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com